

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

> **Re: Hewlett Packard Enterprise Company**
> **Form 10**
> **Filed July 1, 2015**
> **File No. 001-37483**

Dear Ms. Whitman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Questions and Answers about the Separation and Distribution

Will Hewlett Packard Enterprise incur any indebtedness prior to or at the time of the distribution? page viii

1.   When quantitative information on the amount of debt you expect to incur is available, please provide disclosure throughout your document and provide us with sufficient time to review such information. Also, please expand your discussion on page 25 to discuss the nature and purpose of the referenced financial arrangements and the underlying material terms.

Information Statement Summary

The Separation and Distribution, page 5

2.   We note your description of the Hewlett-Packard Company ("HP Co.") segments that will be distributed to HP Enterprise and the resulting corporate structure. To provide

background on how you arrived at this proposed structure, please expand your disclosure to describe the process by which HP Co. selected which business segments to retain and which to distribute to you. Briefly explain why the marketing optimization software product group, a business which has historically been included in your software segment is being retained by HP Co. Also explain the process you utilized to allocate assets and liabilities to each entity under the separation agreement, including the allocation of liabilities related to ongoing litigation.

3.   We note your disclosure on page 18 that you may experience greater dis-synergies than expected, and the impact of the divestiture on your revenue growth may be larger than projected. We also note that Ms. Whitman described and quantified these dis-synergies in HP Co.'s May 21, 2015 earnings call. Please expand your disclosure in this section to briefly identify the nature of these dis-synergies, and discuss your expectations with regard to their amounts and scale. Also describe and quantify any significant separation costs. Provide similar information in your discussion of the separation transaction on page 45 of MD&A.

Hewlett Packard Enterprise's Post-Separation Relationship with HP Inc., page 5

4.   Please expand this section to provide a concise description of your anticipated future relationship with HP Inc. For example, describe the most significant aspects and implications of your agreements with HP Inc. related to patent cross licenses, non-compete provisions, transition services, employment restrictions, and indemnification.

5.   Please expand your disclosure to briefly describe any anticipated future areas of partnership. Additionally, expand your discussion in MD&A to describe any business challenges resulting from continuing to partner with HP Inc., where equivalent third-party products may be available.

6.   Please clarify that Ms. Whitman will also serve as non-executive chairperson of HP Inc. To the extent there are any material challenges to your business resulting from Ms. Whitman serving on the board of HP Inc., please describe these challenges.

Risk Factors, page 10

7.   We note your disclosure on page 147 stating that the separation agreement will contain a patent cross-license between you and HP Inc., and that covered licenses will be worldwide, royalty-free and perpetual for the life of the licensed patents. Tell us what consideration you gave to the inclusion of a separately captioned risk factor discussing risks to your business, if any, resulting from these provisions of the separation agreement.

<u>"Any failure by us to identify, manage and complete acquisitions …," page 17</u>

8.   Tell us what consideration you gave to referencing the Autonomy acquisition discussed on page F-125 of your financial statements in the body of this risk factor, as the costs and expenses incurred related to that acquisition appear relevant to the discussion presented in this risk factor. In this regard, we note that HP Co.'s Form 10-K for the fiscal year ended October 31, 2014, specifically referenced the Autonomy impairment charges in the context of the risk factor discussion of acquisition integration and costs.

<u>"Unanticipated changes in our tax provisions …," page 23</u>

9.   Tell us what consideration you gave to the inclusion of a separately captioned risk factor quantifying the amount of undistributed foreign earnings for which you have not provided for U.S. federal taxes.

<u>Risks Related to the Separation</u>

<u>"Our plan to separate into two independent publicly traded companies …," page 26</u>

10.   Expand your discussion to provide quantitative context, here, or elsewhere in this section, illustrating the challenges associated with effectively executing the transition. To the extent the size of HP Co. presents unique financial and operational challenges ensure that you discuss and quantify such risks.

<u>"The proposed separation may result in disruptions …," page 29</u>

11.   Clarify the extent of the contracts for which assignment is subject to customer consent, and the status of obtaining such consent. Also, clarify the extent of any known, or reasonably possible, lost business relationships or revenues that may result from the separation.

<u>Unaudited Pro Forma Combined Financial Statements</u>

<u>Unaudited Pro Forma Condensed Combined Balance Sheet, page 41</u>

12.   Please present each pro forma adjustment separately on the face of the pro forma balance sheet. Alternatively, provide the components of the adjustments in the notes to the pro forma balance sheet.

<u>Notes to Unaudited Pro Forma Combined Financial Statements, page 42</u>

13.   We note that your unaudited pro forma combined financial statements give effect to the incurrence of borrowings to redistribute debt between you and HP Co. with placeholders for the amounts. Please clarify whether the incurrence of such indebtedness is a

condition to the separation and, if so, confirm that the debt agreements will be finalized prior to effectiveness. To the extent that such agreements may not be finalized prior to effectiveness, please explain how you determined that the pro forma adjustments related to such indebtedness meet the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

14.   Tell us how you considered debt issuance costs and the amortization of debt issuance costs in your pro forma adjustments.

15.   Please clarify the scope of the corporate assets and liabilities that will be transferred to you, how these resources were managed prior to the separation, and why they are not included in your combined financial statements.

16.   We note that HP Co. will retain the marketing optimization software product group, a continuing business that has historically been managed by you and included in your Software segment, and will also retain a very limited number of contracts historically included in your EG segment. Please further clarify the nature of the product groups and contracts that will be retained by HP Co. and how this is consistent with your reasons for the separation and post separation strategy.

17.   We note your disclosure on page vii that you will enter into a tax matters agreement, an employee matters agreement, a transition services agreement, a real estate matters agreement, a commercial agreement and an IT service agreement with HP Inc. to effect the separation. Tell us what consideration you gave to including the effects of these agreements as pro forma adjustments.

18.   Revise your disclosures to also include the additional separation expenses you expect to incur through the date of separation.

19.   We will need sufficient time to process your amendments once your pro forma adjustments are finalized and the dollar amounts known.

Management's Discussion and Analysis of Financial Condition and Results of Operations

October 2014 Announcement of Separation Transaction, page 45

20.   Tell us what consideration you gave to identifying the most critical challenges associated with effectively completing and implementing the separation.

21.   To the extent that any reporting segment of HP Co. experienced recent revenue growth challenges relative to other segments, identify such segments here, and describe whether they are being retained by HP Inc. or distributed to HP Enterprise.

Overview

Six Months ended April 30, 2015, page 47

22.   Where you provide information pertaining to percentage changes in your gross margin, please consider expanding your disclosure to provide the actual gross margin in dollar amounts and percentages.

Trends and Uncertainties, page 48

23.   Please tell us what consideration you gave to expanding your discussion of the challenges facing your business to provide a more particularized discussion of the factors you have identified with regard to how they impact HP Enterprise. For example, with regard to cloud computing challenges, describe with specificity the unique challenges you face, if any, relative to your peers.

Critical Accounting Policies and Estimates
Goodwill, page 51

24.   Clarify whether any of the business units included in the Enterprise Group segment represent a component, as defined in ASC 350-20-35-34, and whether you are aggregating any of these components under the provisions of ASC 350-20-35-35. If so, clarify how you meet the criteria for aggregation. If you believe none of the business units represents a component, clarify the factors you considered in making this determination. Tell us how the segment manager reviews the results of the segment, including whether business unit results are reviewed and the measures of profitability that are reviewed. Further, clarify whether there are managers responsible for individual business units, or groups of business units, and how these managers are compensated. Tell us if compensation arrangements for the segment manager and business unit managers are based on the results of individual business units, or on the results of the segment as a whole.

25.   Tell us how you considered any expected changes in your management and reporting structures resulting from the separation in determining your segments and reporting units.

26.   We note that HP Co.'s Form 10-K for the fiscal year ended October 31, 2014 discloses that HP Exstream was transferred from the Printing segment that will be a part of HP, Inc., to the Software segment that will be a part of HP Enterprise. Please tell us how you determined HP Exstream could be aggregated with the existing components into a single reporting unit. We refer you to ASC 350-20-35-35.

Results of Operations

Segment Information, page 59

27.   Tell us what consideration you gave to providing the amount of net revenues generated by your business units. This information would appear helpful in providing context to the impact of the net revenue changes on the business units.

Liquidity and Capital Resources, page 73

28.   We note that you disclose that 62% of your overall net revenue in fiscal 2014 came from outside of the United States. Please tell us what consideration was given to disclosing the amount of cash and cash equivalents held by your foreign subsidiaries. Further, if applicable, please also tell us what consideration was given to stating that you would need to accrue and pay taxes if repatriated and that you do not intend to repatriate the funds. We refer you to Item 303(a)(1) of Regulation S-K.

Future Liquidity, page 73

29.   Expand your disclosure to discuss the impact, if any, of the tax matters agreement on your ability to engage in certain types of capital-raising transactions.

Business, page 79

Our Business Segments, Products and Services, page 79

30.   You indicate that information underlying the amount of your total addressable market is based on an internal estimate. Please provide us with copies of any reports substantiating your conclusions.

31.   Expand your chart here and in your summary to present the net income you earned during fiscal 2014. Such information appears necessary to provide balance to your presentation of revenues in the chart.

Executive Compensation

Historical Compensation of Named Executive Officers Prior to the Separation, page 126

32.   You state that future compensation at HP Enterprise will be determined in accordance with the compensation policies, programs and procedures to be established by the Enterprise Compensation Committee. Please revise your disclosure to provide the information when known.

Certain Relationships and Related Person Transactions

The Separation and Distribution Agreement

Cash Allocation, page 145

33.　We note that you disclose plans to make a cash payment to HP Inc. or HP Inc. will contribute cash to you, in order to achieve the desired cash allocation between the companies. Please explain to us your basis in determining what would be considered the "desired cash allocation." Please explain to us on what basis you will determine whether the cash allocation is satisfactory.

Intellectual Property Matters, page 147

34.　We note that you disclose that certain trademarks will be held and managed by a jointly owned special purpose entity called Trademark JV. Please tell us how you will account for this joint venture and what consideration was given in determining any impact to your pro forma financial statements.

Description of Material Indebtedness, page 165

35.　Please update your disclosure to reflect the terms of the financing arrangement once finalized. To the extent that the relevant terms of such facilities are known, although not yet finalized, please provide the material terms including amounts available, related interest rates, maturity dates, collateral requirements, and any other material terms believed to be beneficial. Further, to the extent the terms of the redistribution of debt between you and HP Co. is known, including the allocation of cash, please provide these terms.

Notes to Combined Financial Statements

Note 5: Retirement and Post-Retirement Benefit Plans, page F-26

36.　We note that an employee matters agreement will be entered into prior to separation whereby HP Co. will transfer to you the plan assets and liabilities primarily associated with your active, retired, and other former employees in certain jurisdictions and you will provide the benefits directly. Please tell us if the net benefit obligations that you will assume and have reflected in your pro forma financial statements require a separate actuarial valuation for the projected benefit obligation and consideration of different assumptions as well as whether any regulatory approvals are required.

Note 12: Borrowings, page F-63

37.   We note your disclosure on page F-9 that your parent's long-term debt has not been attributed to the company because parent's borrowings are not the legal obligation of the company. Please clarify whether you guarantee or pledge assets as collateral for your parent's debt, either before or after the separation.

Note 16: Litigation and Contingencies, page F-68

38.   Clarify how any expenses and liabilities relating to lawsuits, claims, investigations and proceedings have been allocated to you. Further, clarify how any losses resulting from the resolution of any of the contingencies disclosed will be allocated to you.

Condensed Combined Financial Statements (Unaudited)

Notes to Condensed Combined Financial Statements (Unaudited)

Basis of Presentation, page F-34

39.   Clarify how the separation costs incurred to date and the remaining costs that will be incurred through the separation date will be allocated between you and your parent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director